Exhibit 99.2

KORNIT DIGITAL LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Six Months Ended June 30, 2017

Comparison of Period to Period Results of Operations

	Six Months Ended June 30,
	2017	2016
	(in thousands)
Revenues, net	$55,691	$45,787
Cost of revenues	30,631	23,625
Gross profit	25,060	22,162
Operating expenses:
Research and development	9,342	7,896
Sales and marketing	10,829	8,772
General and administrative	6,138	5,528
Restructuring expenses	93	-
Total operating expenses	26,402	22,196
Operating income (loss)	(1,342)	(34)
Financial income, net	93	96
Income (loss) before taxes on income	(1,249)	62
Taxes on income	273	415
Net loss	$1,522	$353

	Six Months Ended June 30,
	2017	2016
	(as a % of revenues)
Revenues	100.0%	100.0%
Cost of revenues	55.0	51.6
Gross profit	45.0	48.4
Operating expenses:
Research and development	16.8	17.2
Sales and marketing	19.4	19.2
General and administrative	11.0	12.1
Restructuring expenses	0.2	-
Total operating expenses	47.4	48.5
Operating loss	(2.4)	(0.1)
Financial income, net	0.2	0.2
Income before taxes on income	(2.2)	0.1
Taxes on income	(0.5)	0.9
Net loss	(2.7)%	(0.8)%

Geographic Breakdown of Revenues

The following table sets forth the geographic breakdown of revenues from sales to customers located in the regions indicated below for the periods indicated:

	Six Months Ended June 30,
	2017		2016
	$	%	$	%
	($ in thousands, except percentages)

Americas	$31,368	56.3%	$30,048	65.6%
EMEA	15,763	28.3	10,519	23.0
Asia Pacific	8,560	15.4	5,220	11.4
Total revenues	$55,691	100%	$45,787	100%

Comparison of the Six Months Ended June 30, 2016 and 2017

Revenues

Revenues increased by $9.9 million, or 21.6%, to $55.7 million in the six months ended June 30, 2017 from $45.8 million in the six months ended June 30, 2016. The growth in revenues resulted from a 26.4% increase in system and services revenues to $34.5 million in the six months ended June 30, 2017 from $27.2 million in the six months ended June 30, 2016 and an 14.6% increase in sales of ink and other consumables to $21.2 million in the six months ended June 30, 2017 from $18.5 million in the six months ended June 30, 2016. We believe that the increase in sales of high throughput systems was a result of the growing maturity of the web-to-print business model which calls for high throughput systems to meet the growing consumer demand. The $2.7 million increase in ink and other consumables revenues was due to higher sales volumes of ink and other consumables and our larger installed base. The improvements in system and services revenues and ink and consumables revenues was offset by the fair value of warrants associated with revenues recognized from Amazon of $2.3 million. Excluding the effect of the fair value of warrants issued to Amazon, our revenues increased by $12.3 million or 26.8% in 2017 compared to 2016.

Cost of Revenues and Gross Profit

Cost of revenues increased by $7.0 million, or 29.7%, to $30.6 million in the six months ended June 30, 2017 from $23.6 million in the six months ended June 30, 2016. Gross profit increased by $2.9 million, or 13.1%, to $25.1 million in the six months ended June 30, 2016, as compared to $22.2 million in the six months ended June 30, 2016. Gross margin was 45.0% in the six months ended June 30, 2017 compared to 48.4% in the six months ended June 30, 2016. While gross margin was positively impacted by an increase in sales of higher margin high throughput systems and economies of scale during the six months ended June 30, 2017 compared to the six months ended June 30, 2016, such positive impact was affected by the impact of the Amazon warrants which offset $2.3 million from revenues. Excluding the effects of the Amazon warrants, gross profit would have been $27.4 million in the six months ended June 30, 2017 compared to $22.2 million in the six months ended June 30, 2016 and gross margin would have been 47.2% in the six months ended June 30, 2017 compared to 48.4% in the six months ended June 30, 2016. Excluding the effects of the Amazon warrants, the main reason for the decrease was an increase of $1.3 in inventory write-offs

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Operating Expenses

	Six Months Ended June 30,
	2017		2016		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	($ in thousands)
Operating expenses:
Research and development	$9,342	16.8%	$7,896	17.2%	$1,446	18.3%
Sales and marketing	10,829	19.4	8,772	19.2	2,057	23.4
General and administrative	6,138	11.0	5,528	12.1	610	11.0
Restructuring expenses	93	0.2	-	-	93	-
Total operating expenses	$26,402	47.4%	$22,196	48.5%	$4,206	18.9%

Research and Development. Research and development expenses increased by 18.3% in the six months ended June 30, 2017 compared to the six months ended June 30, 2016. This resulted primarily from an increase of $0.8 million in salaries and related personnel expenses and share based compensation due to the hiring of additional personnel reflecting an increase in headcount compared to the same period in the previous year, an increase of $0.8 million in costs due to increased research and development activity, which primarily includes $0.5 million in facilities costs in connection with the expansion of our headquarters in Rosh Ha'Ayin, Israel and the Chemistry lab in Lev Ha'aretz industrial area, and an increase of $0.5 million in depreciation compared to the same period in the previous year. As a percentage of total revenues, our research and development expenses decreased during this period, from 17.2% in the six months ended June 30, 2016 to 16.8% in the six months ended June 30, 2017.

Sales and Marketing. Sales and marketing expenses increased by 23.4% in the six months ended June 30, 2017 compared to the six months ended June 30, 2016. This increase was primarily due to an increase of $0.9 million in salaries and related personnel expenses and share based compensation expenses due to the hiring of additional sales and marketing personnel in the six months ended June 30, 2017 reflecting an increase in headcount compared to the same period in the previous year, an increase of $0.7 million due to amortization of the intangible assets purchased from SPSI, and an increase of $0.3 million in facilities costs in connection with the expansion of our headquarters in Rosh Ha’Ayin, Israel. As a percentage of total revenues, our sales and marketing expenses increased during this period, from 19.2% in the six months ended June 30, 2016 to 19.4% in the six months ended June 30, 2017.

General and Administrative. General and administrative expenses increased by 11.0% in the six months ended June 30, 2017 compared to the six months ended June 30, 2016. This resulted primarily from an increase of $0.7 million in salaries and related personnel expenses and share based compensation due to the hiring of additional personnel reflecting an increase in headcount compared to the same period in the previous year, an increase of $0.2 million in Consulting expenses mainly because of our secondary offering which were offset with a decrease of $0.2 million in bad debts. As a percentage of total revenues, our general and administrative expenses decreased during this period, from 12.1% in the six months ended June 30, 2016 to 11% in the six months ended June 30, 2017.

Restructuring Expenses. Restructuring expenses in the six months ended June 30, 2017, related to the relocation of our business activities from the Midwest to the East Coast in the United States.

Financial income, net

Financial income, net, was relatively flat between the six months ended June 30, 2017 and the six months ended June 30, 2016.

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Taxes on Income

Taxes on income decreased to $0.3 million the six months ended June 30, 2017 from $0.4 million in the six months ended June 30, 2016.

Liquidity and Capital Resources

As of June 30, 2017, we had approximately $25.7 million in cash and cash equivalents, no short-term bank deposits and $63.6 million in marketable securities, and together with the cash and cash equivalents, $89.3 million.

As of June 30, 2017, the Company had two lines of credit with Israeli banks for total borrowings of up to $3 million, all of which was undrawn as of June 30, 2017. These lines of credit are unsecured and available subject to the Company’s maintenance of a 30% ratio of total tangible shareholders' equity to total tangible assets and that the total credit use will be less than 70% of the Company’s and its subsidiaries’ receivables. Interest rates across these credit lines varied from 0.2% to 2.3% as of June 30, 2017.

Based on our current business plans, we believe that our cash flows from operating activities and our existing cash resources will be sufficient to fund our projected cash requirements for at least the next 12 months without drawing on our lines of credit or using cash on hand. Our future capital requirements will depend on many factors, including our rate of revenue growth, the timing and extent of spending to support product development efforts, the expansion of our sales and marketing activities, and the timing of introductions of new solutions and the continuing market acceptance of our solutions as well as other business development efforts.

The following table presents the major components of net cash flows for the periods presented:

	Six Months Ended June 30,
	2017	2016
	(in thousands)
Net cash used in operating activities	$(3,178)	$(6,792)
Net cash used in investing activities	(29,027)	(642)
Net cash provided by financing activities	35,024	273

Net Cash Used in Operating Activities

Six Months Ended June 30, 2017

Net cash used in operating activities in the six months ended June 30, 2017 was $3.2 million.

Net cash used in operating activities consisted of a decrease of approximately $2.9 million in trade receivables. Our days sales’ outstanding, or DSO, for the six months ended June 30, 2017 was 93 compared to 99 for the six months ended June 30, 2016 primarily due to an increase in the sales to direct customers.

During the same period, we experienced an increase of $8.6 million in inventory. This was primarily due to our strategy of increasing inventory levels to meet anticipated customer demand for our solutions. Our trade payables decreased by $2.1 million.

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Six Months Ended June 30, 2016

Net cash used in operating activities in the six months ended June 30, 2016 was $6.8 million.

Net cash used in operating activities consisted of an increase of approximately $3.6 million in trade receivables due primarily to the growth of our business and better payment terms to our customers.

During the same period, we experienced an increase of $5.0 million in inventory. This was primarily due to our strategy of increasing inventory levels to meet anticipated customer demand for our solutions.

Net Cash Used in Investing Activities

Six Months Ended June 30, 2017

Net cash used in investing activities was $29.0 million for the six months ended June 30, 2017, which was primarily attributable to our purchase of marketable securities of $70.6 million offset by proceeds from the sale and maturity of marketable securities of $45.1 million and our investment in property and equipment of $3.4 million.

Six Months Ended June 30, 2016

Net cash used in investing activities was $642 thousand for the six months ended June 30, 2016, which was primarily attributable to our purchase of marketable securities of $7.1 million and purchase of property and equipment of $1.5 million offset by proceeds from short-term bank deposits of $4.0 million and proceeds from the sale and maturity of marketable securities of $4.0 million.

Net Cash Provided by Financing Activities

Six Months Ended June 30, 2017

Net cash provided by financing activities was $35.0 million for the six months ended June 30, 2017, which was primarily attributable to a follow-on offering completed on January 31, 2017.

Six Months Ended June 30, 2016

Net cash provided by financing activities was $0.3 million for the six months ended June 30, 2016, which was attributable to the exercise of share options.

Cautionary Statement Regarding Forward-Looking Statements

Certain information herein may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words “may,” “will,” “could,” “should,” “expect,” “anticipate,” “intend,” “estimate,” “believe,” “project,” “plan,” “assume” or other similar expressions, or negatives of those expressions, although not all forward-looking statements contain these identifying words.

These forward-looking statements may include, but are not limited to, statements regarding our future strategy, future operations, projected financial position, proposed products, estimated future revenues, projected costs, future prospects, the future of our industry and results that might be obtained by pursuing management’s current plans and objectives.

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These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition and all statements (other than statements of historical facts) that address activities, events or developments that we expect, project, believe, anticipate, intend or project will or may occur in the future. The statements that we make regarding the following matters are forward-looking by their nature:

●	our expectations regarding the expansion of our servable addressable market;

●	our expectations regarding our future gross margins and operating expenses;

●	our expectations regarding our growth and overall profitability;

●	our expectations regarding the impacts of variability on our future revenues;

●	our expectations regarding drivers of our future growth, including anticipated sales growth, penetration of new markets, and expansion of our customer base;

●	our plans to continue our expansion into new product markets;

●	our plans to continue to invest in research and development to introduce new systems and improved solutions;

●	our expectations regarding the success of our new products and systems;

●	the impact of government laws and regulations;

●	our expectations regarding our anticipated cash requirements for the next 12 months;

●	our plans to expand our international operations;

●	our plans to file and procure additional patents relating to our intellectual property rights and the adequate protection of these rights;

●	our plans to pursue strategic acquisitions or invest in complementary companies, products or technologies; and

●	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks described in our Annual Report on Form 20-F for the year ended December 31, 2016, which is on file with the Securities and Exchange Commission ("SEC"), and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur.

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